UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2024

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

________________

Commission File
No. 001-15373
________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EFSC INCENTIVE SAVINGS PLAN

________________

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Enterprise Financial Services Corp

150 N. Meramec Avenue
St. Louis, Missouri 63105

________________

EFSC Incentive Savings Plan

Report of Independent Registered Public Accounting Firm

To the Participants and Board of Trustees of
the EFSC Incentive Savings Plan
St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the EFSC Incentive Savings Plan (the “Plan”) as of December 31, 2024 and 2023, and the related statements of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits for the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i-S Schedule of Assets (Held at Year End) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Armanino, LLP

St. Louis, Missouri
June 25, 2025

We have served as the Plan’s auditor since 2013.

EFSC INCENTIVE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2024	2023
Assets:
Cash	$34,560	$67,064

Investments, at fair value:
Mutual funds	$66,005,355	$59,157,773
Collective trust funds	112,184,161	91,431,360
EFSC Common Stock Fund	8,974,549	7,858,058
Total investments, at fair value	187,164,065	158,447,191

Notes receivable from participants	1,968,510	1,840,535

Net assets available for benefits	$189,167,135	$160,354,790

See the accompanying notes to financial statements.

EFSC INCENTIVE SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	Years ended December 31,
	2024	2023
Additions:
Investment activity:
Net appreciation in fair value of investments	$17,808,570	$19,021,952
Dividend income	4,091,431	2,095,148
Total investment income	21,900,001	21,117,100

Contributions:
Participants	10,281,915	9,479,092
Employer, net of forfeitures	6,913,391	6,503,908
Rollovers	4,174,954	1,659,676
Total contributions	21,370,260	17,642,676

Interest income on notes receivable from participants	139,231	95,106
Total additions, net	43,409,492	38,854,882

Deductions:
Benefits paid to participants	14,417,615	9,845,686
Administrative expenses	179,532	163,694
Total deductions	14,597,147	10,009,380

Net increase	28,812,345	28,845,502

Net assets available for benefits
Beginning of year	160,354,790	131,509,288
End of year	$189,167,135	$160,354,790

See the accompanying notes to financial statements.

EFSC INCENTIVE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

NOTE 1 - DESCRIPTION OF PLAN

The following description of the EFSC Incentive Savings Plan (“the Plan”) provides only general information. Participants should refer to the Plan Agreement for a complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan, with a 401(k) provision, covering all eligible employees of Enterprise Financial Services Corp (“EFSC”) and its wholly-owned subsidiary Enterprise Bank & Trust (“Enterprise”) (collectively, the “Company”), who are not seasonal or leased employees, and have attained the age of 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Effective January 1, 2024, the Plan was amended and restated to include the provisions of a Safe Harbor plan by adopting the provisions of a Qualified Automatic Enrollment Contribution Account (“QACA”).

The Plan Administrator and Plan Sponsor is EFSC. The Plan Trustee and Custodian is Charles Schwab Trust Bank (the “Plan Trustee” or the “Custodian”). The committee responsible for governance over the Plan is the EFSC Incentive Savings Plan Committee, which is comprised of employees of Enterprise.

Contributions
Participants may make elective deferrals up to 75% of eligible compensation to the Plan on a pre-tax basis, up to defined limits. The Plan also allows participants to contribute to an account that accepts Roth after-tax contributions. A participant could contribute up to $23,000 and $22,500 in 2024 and 2023, respectively, in total, to all accounts (pre-tax contributions and Roth after-tax contributions). If a participant is age 50 or older and makes the maximum allowable deferral, they are eligible to make catch-up contributions. The maximum catch-up contribution was $7,500 in both 2024 and 2023.

The Company makes Safe Harbor matching contributions equal to 100% of the first 6% of a Participant’s compensation contributed into the Plan. Participants may also contribute qualified rollover contributions representing distributions from other qualified defined benefit or defined contribution plans. All contributions are subject to applicable limits of the Internal Revenue Code.

The Plan allows for an automatic salary deferral feature for new participants. New employees are automatically enrolled at 3%, unless an alternative amount or an election to not defer under the Plan occurs by the participant. On the first day of the plan year, deferrals for participants who were automatically enrolled are increased 1% per year, up to a maximum of 10%, unless an alternative deferral amount or election to not defer is made by the participant.

Vesting
Participants are immediately vested in their contributions, including rollover contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of service, as defined in the Plan Agreement. For employer matching contributions, participants vest in employer matching contributions according to a three-year graded schedule and are 33% vested after one year of service and 100% vested after three years of service, upon reaching early or normal retirement, or upon total and permanent disability or death. For Safe Harbor matching contributions made on or after January 1, 2024, participants vest in employer matching contributions according to a two-year graded schedule and are 50% vested after one year of service and 100% vested after two years of service, upon reaching early or normal retirement, or upon total and permanent disability or death.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, employer matching contributions, Safe Harbor matching contributions and an allocation of the Plan’s earnings. The allocation of earnings is determined by the earnings of the participant’s investment selection based on each participant’s balance, as defined in the Plan Agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Plan’s investments are held in a qualified tax-exempt trust, managed by the Custodian.

Payment of Benefits
Benefits are recorded when paid.

While actively employed, participants may receive hardship withdrawals of their vested account balance, subject to applicable regulations and approvals covering hardship withdrawals. Also, participants age 59.5 and over may receive regular in-service distributions of their vested accounts while actively employed.

On termination of service, a participant may elect to defer their distribution or, subject to appropriate spousal consent, receive a lump-sum distribution equal to the participant’s vested interest in their account. Account balances less than $200 are paid out in cash and accounts less than $5,000 are generally distributed to an Individual Retirement Account if the participant does not make a distribution election.

Forfeitures
Participants forfeit the non-vested portion of their accounts in the Plan upon termination of employment with the Company. As described in the Plan Agreement, forfeitures are used to reduce future employer matching contributions or administrative expenses of the Plan. Forfeitures used to offset employer matching contributions amounted to $217,600 and $95,979 for the years ended December 31, 2024 and 2023, respectively. At December 31, 2024 and 2023, available forfeiture balances totaled $9,454 and $12,788, respectively.

Notes Receivable From Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Note receivable terms range from one month to five years (longer for the purchase of a primary residence), at a mutually agreed term between the participant and the Plan Administrator. The notes are secured by the vested balance in the participant’s account and bear interest at a rate equal to 1% above the prime rate. The interest rate is fixed for the duration of the loan. Principal and interest are paid through payroll deductions. Participants may only have one loan outstanding at a time.

Administrative Expenses
Administrative expenses are paid partly by the Company and partly by participants. A participant’s share of these expenses is allocated on a pro rata basis over the total assets in the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. See Note 3 for further discussion on fair value measurements.

The EFSC Common Stock Fund (“the Fund”) is tracked on a unitized basis. The Fund consists of EFSC common stock and cash investments in the State Street Institutional U.S. Government Money Market Fund sufficient to meet the Fund’s daily liquidity needs. EFSC common stock is traded on a national securities exchange (Nasdaq: EFSC). The value of a unit reflects the combined market value of EFSC common stock and the cash investment held by the Fund. At December 31, 2024 and 2023, 302,920 and 341,097 units were outstanding with a value of approximately $29.63 and $23.04 per unit, respectively. Participants may transfer into and out of the Fund on a daily basis, in the same manner as other investments in the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties
The Plan invests in various investment securities, including common stock of the Company. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Plan utilizes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below.

•Level 1 Inputs - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

•Level 2 Inputs - Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•Level 3 Inputs - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

•Mutual funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. The funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
•Collective trust funds - Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.
•EFSC Common Stock Fund - Valued at the closing price reported on the active market on which the individual securities are traded plus the carrying value of the cash component of the fund, which approximates fair value.

The methods described above may produce fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes the valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2024 and 2023.

	Investments at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual funds	$66,005,355	$—	$—	$66,005,355
EFSC Common Stock Fund	—	8,974,549	—	8,974,549
Total investments by hierarchy level	$66,005,355	$8,974,549	$—	$74,979,904
Collective trust funds*				112,184,161
Total investments, at fair value				$187,164,065

	Investments at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Mutual funds	$59,157,773	$—	$—	$59,157,773
EFSC Common Stock Fund	—	7,858,058	—	7,858,058
Total investments by hierarchy level	$59,157,773	$7,858,058	$—	$67,015,831
Collective trust funds*				91,431,360
Total investments, at fair value				$158,447,191

*Certain investments that are measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2024, and 2023, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2024	Fair value	Redemption frequency (if currently eligible)	Redemption notice period
Galliard Stable Value Fund	$7,474,827	Daily	Daily (a)
Schwab Indexed Retirement Trust 2010 Fund Class I	744,407	Daily	Daily
Schwab Indexed Retirement Trust 2015 Fund Class I	332,353	Daily	Daily
Schwab Indexed Retirement Trust 2020 Fund Class I	5,573,152	Daily	Daily
Schwab Indexed Retirement Trust 2025 Fund Class I	7,203,557	Daily	Daily
Schwab Indexed Retirement Trust 2030 Fund Class I	13,441,424	Daily	Daily
Schwab Indexed Retirement Trust 2035 Fund Class I	8,704,980	Daily	Daily
Schwab Indexed Retirement Trust 2040 Fund Class I	17,354,800	Daily	Daily
Schwab Indexed Retirement Trust 2045 Fund Class I	8,735,431	Daily	Daily
Schwab Indexed Retirement Trust 2050 Fund Class I	10,024,765	Daily	Daily
Schwab Indexed Retirement Trust 2055 Fund Class I	3,466,960	Daily	Daily
Schwab Indexed Retirement Trust 2060 Fund Class I	2,528,333	Daily	Daily
Schwab Indexed Retirement Trust 2065 Fund Class I	249,933	Daily	Daily
SSGA S&P 500	25,637,478	Daily	Daily
State Street U.S. Inflation Protected Bond Index Fund	711,761	Daily	Daily
	$112,184,161

December 31, 2023	Fair value	Redemption frequency (if currently eligible)	Redemption notice period
Galliard Stable Value Fund	$6,578,085	Daily	Daily (a)
Schwab Indexed Retirement Trust 2010 Fund Class I	625,615	Daily	Daily
Schwab Indexed Retirement Trust 2015 Fund Class I	299,265	Daily	Daily
Schwab Indexed Retirement Trust 2020 Fund Class I	5,923,186	Daily	Daily
Schwab Indexed Retirement Trust 2025 Fund Class I	7,199,348	Daily	Daily
Schwab Indexed Retirement Trust 2030 Fund Class I	10,881,912	Daily	Daily
Schwab Indexed Retirement Trust 2035 Fund Class I	7,354,809	Daily	Daily
Schwab Indexed Retirement Trust 2040 Fund Class I	13,593,702	Daily	Daily
Schwab Indexed Retirement Trust 2045 Fund Class I	6,684,791	Daily	Daily
Schwab Indexed Retirement Trust 2050 Fund Class I	8,089,430	Daily	Daily
Schwab Indexed Retirement Trust 2055 Fund Class I	2,493,288	Daily	Daily
Schwab Indexed Retirement Trust 2060 Fund Class I	1,750,000	Daily	Daily
Schwab Indexed Retirement Trust 2065 Fund Class I	56,248	Daily	Daily
SSGA S&P 500	19,773,328	Daily	Daily
State Street U.S. Inflation Protected Bond Index Fund	128,353	Daily	Daily
	$91,431,360

(a) - Participants may transact daily in the fund; however, if the Plan desired to close out its entire position in the fund, the Plan would be subject to a 12 month redemption notice period.

NOTE 4 - PLAN TERMINATION

Although it has not expressed intent to do so, EFSC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions. EFSC may elect to have all assets transferred to another qualified plan in which all participants who would have otherwise received a distribution will have an interest, and each participant’s interest will be non-forfeitable as to amounts attributable to assets transferred on his or her behalf.

NOTE 5 - INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Retirement Plan Services, LLC (“RPS”). RPS amended and restated the Plan effective January 1, 2016 to bring the plan into compliance with the Pension Protection Act of 2006 and other legislative regulatory changes. RPS received an opinion letter from the Internal Revenue Service (“IRS”), dated June 30, 2020, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code. The Plan itself has not received a determination letter from the IRS. However, the Plan Administrator’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRS and with IRS Revenue Procedure 2005-16, which provides that, if certain conditions are met, an employer may rely on a favorable opinion letter issued to a prototype Plan Sponsor as if the employer had received a favorable determination letter.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 - TRANSACTIONS WITH RELATED PARTIES AND PARTIES-IN-INTEREST

Certain Plan investments are shares of collective trusts managed by the Plan Trustee and Custodian. Plan Trustee and Custodian transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in the net change in fair value of the investments, rather than a direct payment. In 2024 and 2023, the Plan made a direct payment to the third-party administrator of $179,532 and $163,694, respectively.

During 2024 and 2023, the Plan purchased 4,020 and 27,473 EFSC common shares, respectively. The Plan also sold or distributed a total of 20,240 and 12,020 EFSC common shares, during 2024 and 2023, respectively. All shares were bought and sold on the open market based on participant elections.

EFSC INCENTIVE SAVINGS PLAN
SUPPLEMENTAL SCHEDULE

EIN: 43-1706259 PLAN: 001
SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current Value
	Cash			$34,560

	Mutual funds:
	AMG River Road Small Cap Value Fund Class I	Mutual Fund		7,910,956
	Baird Aggregate Bond Fund Class Institutional	Mutual Fund		5,485,439
	Conestoga Small Cap Fund Class Investor	Mutual Fund		235,499
	CRM Mid Cap Value Fund Class Institutional	Mutual Fund		4,417,426
	Dodge & Cox Stock Fund Class I	Mutual Fund		13,137,700
	Goldman Sachs GQG Partners International Opportunities Fund Class Institutional	Mutual Fund		6,806,421
	Hartford Schroders International Multi-Cap Value Fund Class I	Mutual Fund		1,772,647
	Nuveen Core Impact Bond Fund Class R6	Mutual Fund		44,385
	Nuveen Large Cap Responsible Equity Fund Class R6	Mutual Fund		479,969
	PGIM Jennison Mid-Cap Growth Fund Class R6	Mutual Fund		6,174,008
	Polen Growth Fund Class Institutional	Mutual Fund		916,664
	State Street Aggregate Bond Index Fund Class K	Mutual Fund		779,838
	State Street Global All Cap Equity ex-U.S. Index Fund Class K	Mutual Fund		2,547,011
	State Street Small/Mid Cap Equity Index Fund Class K	Mutual Fund		3,046,202
	Vanguard LifeStrategy Moderate Growth Fund Class I	Mutual Fund		6,038,130
	Vanguard LifeStrategy Growth Fund Class I	Mutual Fund		4,072,836
	Vanguard LifeStrategy Income Fund Class I	Mutual Fund		1,174,230
	Vanguard LifeStrategy Conservative Growth Fund Class I	Mutual Fund		965,994
				$66,005,355

	Collective trust funds:
*	Schwab Indexed Retirement Trust 2010 Fund Class I	Collective Trust Fund		$744,407
*	Schwab Indexed Retirement Trust 2015 Fund Class I	Collective Trust Fund		332,353
*	Schwab Indexed Retirement Trust 2020 Fund Class I	Collective Trust Fund		5,573,152
*	Schwab Indexed Retirement Trust 2025 Fund Class I	Collective Trust Fund		7,203,557
*	Schwab Indexed Retirement Trust 2030 Fund Class I	Collective Trust Fund		13,441,424
*	Schwab Indexed Retirement Trust 2035 Fund Class I	Collective Trust Fund		8,704,980
*	Schwab Indexed Retirement Trust 2040 Fund Class I	Collective Trust Fund		17,354,800
*	Schwab Indexed Retirement Trust 2045 Fund Class I	Collective Trust Fund		8,735,431
*	Schwab Indexed Retirement Trust 2050 Fund Class I	Collective Trust Fund		10,024,765
*	Schwab Indexed Retirement Trust 2055 Fund Class I	Collective Trust Fund		3,466,960
*	Schwab Indexed Retirement Trust 2060 Fund Class I	Collective Trust Fund		2,528,333
*	Schwab Indexed Retirement Trust 2065 Fund Class I	Collective Trust Fund		249,933
	SSGA S&P 500 Index	Collective Trust Fund		25,637,478
	State Street U.S. Inflation Protected Bond Index Fund	Collective Trust Fund		711,761
	Galliard Stable Value Fund	Collective Trust Fund		7,474,827
				$112,184,161

	Common stock fund:
*	EFSC Common Stock Fund	Common Stock		$8,974,549

*	Participant loans	4.25% - 9.50% Due at various dates through 2053		$1,968,510
	Total			$189,167,135
	*Represents a party-in-interest to the Plan.
	**Historical cost information has been omitted as these investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2025                    EFSC Incentive Savings Plan

                            /s/ Troy R. Dumlao
                            Troy R. Dumlao
                            Chief Accounting Officer
                            Enterprise Financial Services Corp

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm - Armanino, LLP